Exhibit 99.1

Monthly Return of Equity Issuer on Movements in Securities

For the month ended
(dd/mm/yyyy) :	31/12/2017

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	PetroChina Company Limited
Date Submitted	2/1/2018

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 857	Description : H Shares

	No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month	21,098,900,000	1.00	21,098,900,000

Increase/(decrease)	0		0

Balance at close of the month	21,098,900,000	1.00	21,098,900,000

601857
(Shanghai
Stock
(2) Stock code : Exchange)	Description : A Shares

	No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month	161,922,077,818	1.00	161,922,077,818

Increase/(decrease)	0		0

Balance at close of the month	161,922,077,818	1.00	161,922,077,818

2. Preference Shares

Stock code :	N/A	Description :	N/A

			No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month			N/A	N/A	N/A

Increase/(decrease)			N/A		N/A

Balance at close of the month			N/A	N/A	N/A

3. Other Classes of Shares

Stock code :	N/A	Description :	N/A

			No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month			N/A	N/A	N/A

Increase/(decrease)			N/A		N/A

Balance at close of the month			N/A	N/A	N/A

Total authorised share capital at the end of the month
(RMB) :	183,020,977,818

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	21,098,900,000	161,922,077,818	N/A	N/A

Increase/ (decrease) during the month	0	0	N/A	N/A

Balance at close of the month	21,098,900,000	161,922,077,818	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
shares
(Note 1)

2. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
shares
(Note 1)

3. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
shares
(Note 1)
		Total A.	(Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares
issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable)
(dd/mm/yyyy)	N/A
2. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares
issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable)
(dd/mm/yyyy)	N/A
3. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares
issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable)
(dd/mm/yyyy)	N/A
4. N/A	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares
issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable)
(dd/mm/yyyy)	N/A
		Total B. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month

1. N/A	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable) (dd/mm/yyyy))	N/A
2. N/A	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable) (dd/mm/yyyy)	N/A
3. N/A	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable) (dd/mm/yyyy)	N/A
4. N/A	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date
(if applicable) (dd/mm/yyyy)	N/A
		Total C. (Ordinary shares)			N/A
		(Preference shares)			N/A
		(Other class)			N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A	N/A	N/A

( / / )
shares (Note 1)
		N/A	N/A
2.	N/A

( / / )
shares (Note 1)
		N/A	N/A
3.	N/A

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
Class of shares
issuable (Note 1)

		State currency	Issue and allotment	( / / )
1. Rights issue	At price :
date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)
					N/A	N/A

Class of shares
issuable (Note 1)

		State currency	Issue and allotment	( / / )
2. Open offer	At price :
date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)
					N/A	N/A

Class of shares
issuable (Note 1)

		State currency	Issue and allotment	( / / )
3. Placing	At price :
date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)
					N/A	N/A

Class of shares
issuable (Note 1)

4. Bonus issue			Issue and allotment	( / / )
date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)
					N/A	N/A

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

Class of shares
issuable (Note 1)

5.	Scrip dividend	At price :	State currency	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)
						N/A	N/A

Class of shares
repurchased (Note 1)

6.	Repurchase of			Cancellation date :	( / / )
	shares			(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)
						N/A	N/A

Class of shares
redeemed (Note 1)

7.	Redemption of			Redemption date :	( / / )
	shares			(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)
						N/A	N/A

Class of shares
issuable (Note 1)

8.	Consideration issue	At price :	State currency	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)
						N/A	N/A

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
Class of shares
issuable (Note 1)

9. Capital reorganisation			Issue and allotment date : (dd/mm/yyyy)	( / / )

			EGM approval date:	( / / )
(dd/mm/yyyy)
					N/A	N/A

Class of shares
issuable (Note 1)

10. Other (Please specify)	At price :	State currency	Issue and allotment date : (dd/mm/yyyy)	( / / )

			EGM approval date:	( / / )
			(dd/mm/yyyy)		N/A	N/A

			Total E.	(Ordinary
				shares)	N/A
				(Preference shares)	N/A
				(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	0
	(2)	0
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):
N/A

Submitted by: Wu Enlai

Title: Secretary to the Board
(Director, Secretary or other duly authorised officer)

  Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.